UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

FORM 12b-25

NOTIFICATION OF LATE FILING

Rotoblock Corporation
(Full Name of Registrant)

Commission File Number: 333-116324

Nevada                                                                                  20-08987999
(State or other jurisdiction of incorporaiton or organization)                (I.R.S. Employer Employer Identification No.)

300 B Street, Santa Rosa, CA. 95401
(Address of principal executive offices) (Zip Code)

(707) 578-5220
(Issuer's Telephone Number)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X]    NO [   ]

|  | Form 10-K     |  | Form 20-F     |  | Form 11-K      | X| Form 10-Q       |  | Form N-SAR

For the period ended:
|    | Transition Report on Form 10-K
|    | Transition Report on Form 20-F
|    | Transition Report on Form 11-K
|X | Transition Report on Form 10-Q
|    | Transition Report on Form N-SAR
For the transition period ended:  July 31, 2010

Part II-Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) |X|

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III-Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Rotoblock Corporation (the “Company”) is unable to complete the filing of its Quarterly Report on Form 10-Q for the period ended July 31, 2010 on a timely basis without unreasonable effort or expense. The Company has not been able to finalize its Form 10-Q as our auditors have just completed their review of our July 31, 2010 financial statements today and we require additional time to compile our Form 10-Q to ensure correct and adequate disclosures. The Company will file its 10-Q for the period ended July 31, 2010 on or before Monday, September 20, 2010, the fifth (5th) calendar and available filing date following the filing of this Late Filing Notice.

Part IV-Other Information

(1) Name and telephone number of person to contact in regard to this notification:

Chieh Chin Liu, PEO
 (707) 578-5220

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  |X | Yes | | No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
| | Yes |X | No

Rotoblock Corporation (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By /s/ Chieh Chin Liu, Principal Executive Officer September 14, 2010